INVEST IN **KIDCABOO**

A Kids' Uber w/ safety-enhancing tech and amazing Driving Nannies is here!



kidcaboo.com New York

Technology Software Infrastructure Family Lifestyle

LEAD INVESTOR

Rob Hubsmith Lead Investor

It is a great business opportunity, presented to me by a person (Rick Gilman) who I admire and totally respect. I also had the good fortune to meet Rebecca Lock a couple years ago and I was impressed with her business acumen and vision for this unique business proposition. I do look for investment opportunities from time to time and this presented itself at the right time for me to give it some serious consideration. I am excited and eager to see how this all plays out over the next several years. I realize this is not deemed a short-term investment, but I think with the leadership of the Kidcaboo team, it will be a very successful venture.

Invested $5,000 this round

Highlights

1. 70% avg. early week-over-week growth rate
2. TAM: $173.6B
3. Revenue growing from ~$10,000/mo. since early Feb 2022 launch. Expect 6-figure monthly rev. w/in yr.
4. Waitlists >1000 across multiple US states. Now operating in TX, AZ, NC. Expect NJ, PA and more soon.
5. Only North American co. chosen for final five in Movmi's competitive International Mobility contest.
6. Poised to be 1st licensed children's rideshare in heavily regulated, densely populated NE states.
7. Word-of-mouth spread has created waitlists in about 30% of US states, with NJ's list >500 families
8. Partnership with Tusk Holdings' Pericles Program, who cleared regulatory hurdles for Uber & Lemonade

Our Team



Rebecca Lock Founder/CEO of Kidcaboo Holdings, Inc

My children

In 2018, after three years at home with my young children, I received an opportunity to return to a career I loved, producing reality/doc TV. But after an extensive search, I couldn't find someone to drive them to school and activities each day. Devastated, I was forced to turn down the job. I sought to understand this problem and how to solve it.

In 2018, after three years at home with my young children, I received an opportunity to return to a career I loved, producing reality/doc TV. But after an extensive search, I couldn't find someone to drive them to school and activities each day. Devastated, I was forced to turn down the job. I sought to understand this problem and how to solve it.



Shuri Alarcon COO at Kidcaboo, LLC

Training for and completing several Spartan Races



Ali Ispahany Interim CTO at Kidcaboo, LLC

Mass Mobile Apps



Brittany Labrincha VP, Driving Nanny Team at Kidcaboo, LLC



Eric Morse CMO at Kidcaboo, LLC



Rick Gilman CIO at Kidcaboo, LLC



Ben Jaeger-Thomas VP of Operations at Kidcaboo, LLC

Jennifer Kessler Dir of Client Communication at Kidcaboo, LLC

Deb Engel



Colleen Sweeney Director of Driving Nanny Hiring at Kidcaboo, LLC



Corinne Blair Director of Driving Training at Kidcaboo LLC

Being a mother becoming an herbalist running a 5k



Stacee Parker Director, Driving Nanny Operations at Kidcaboo LLC

My 2 children



Liza Chavez Director of HR at Kidcaboo LLC



Sandra Phillips Advisor

International Mobility/Ridesharing Architect; MOVMI, Founder



John Gardner Advisor



Mike Lock Advisor

Executive Director at AQR Capital Management

Pitch


KIDCABOO

A RIDESHARE FOR CHILDREN

DESIGNED BY A MOM, WITH CARE, TO PROVIDE THE ONE SIMPLE BOOST
INNUMERABLE WORKING MOMS NEED TO ***FINALLY*** LEVEL THE CAREER PLAYING FIELD



Two Miles

In 2004, in Los Angeles after grad school, I received what I thought was a wrong-number call. A woman asked if I wanted to be a Researcher for an NBC Reality TV show. I don't watch TV, but I accepted the job, beginning a 15-year career, which was exciting, well-paying and that I loved so much. I worked hard and was promoted quickly; by 28, producing and running huge productions for networks like Discovery and A&E. I fell in love with an editor and, at 32, gave birth to our daughter. Three years later, we welcomed a son. I decided to take a few years off to raise my children. When they started school, I planned to resume my career.

Three years later, in late 2018, I received an amazing show opportunity. My children were in school, so the timing was perfect. With a minor helping hand, someone to drive my children to and from school and activities, our family's life should continue seamlessly. Willing to pay well, I expected to find someone quickly - I was wrong. With the show's start date approaching, the right thing to do was give the company time to find my replacement. TV is a young persons' industry; opportunities are rare. I knew I wasn't just turning down a job. I was ending the career I loved and losing the financial stability I'd factored into my family's future - all because of a two-mile drive to my children's school.



A FACEBOOK SEARCH SHOWED OTHERS SHARED MY PROBLEM

"My kids are at different schools next year. Both schools start at the exact same time, the time I have to be at work. Do the kids teleport? Hitchhike?"

"Is it safe to put a 13-year-old in an Uber by herself? I can't find another option to get her home from school."

"ISO someone who likes kids to drive my daughter to soccer at 3pm, wait 60 minutes, then drive her home, where my husband will meet you after work."

"When my husband travels for work, I get stuck taking the kids to school. My boss is annoyed that I'm late and I'm starting to resent my husband. It's like his job is more important than mine. Advice?"

800 Drives and 10,000 Miles

With no job or income and tons of free time, I reached out to the Facebook posters, hoping a collective solution might arise. It didn't. So, I made an offer even I didn't see coming - I would drive their children.

I drove children daily from 6 AM until late at night, often with my own young children in tow. I talked with parents about their kids' transportation needs, and asked kids what they would like in a car service. Over a few months, I completed 800 rides, drove 10,000+ miles, worked with 80+ families and **saw first-hand how significant this problem truly is.**



THE HIGH COST OF BEING A WORKING PARENT

The American school schedule was created at a time when most mothers remained home. The past decades saw an increase in women working outside of the house, but the school day schedule remained unchanged. For single and two-working-parent households, the clash of these schedules is significant.

- 53M school-age children live in 33M families in the U.S.
- 54% of them get to school by car.
- A 6.5-hour school day is ~8am-2:30pm, and ~7:30-3 with commute.
- 70% of working parents work from 8AM-5PM and commute ~30 minutes each way.
- 37% of parents discuss children's transportation logistics daily.
- 51% of parents spend 5 hrs./wk. driving a child. 13% spend 10 hrs.
- 81% of parents say driving kids disrupts their workday.
- 42% of working parents feel they've risked their job to meet a child's transportation needs.

THOSE IMPACTED MOST ARE WORKING MOMS

- Of parents with children ages 5-17, 93% of fathers continue to work, while only 72% of mothers do.
- 43% of highly-qualified mothers leave careers, at least temporarily, to raise their children. Over time, these innocent breaks from work

have unintentionally fostered workplace gender inequality, resulting in, for example, male leaders outnumbering female leaders 2-to-1.

- Of full-time working moms with young children, 70% report also handling the vast majority of childcare.
- Women report burn-out, and discrimination for balancing work and parenting schedules, much more frequently than men.
- Lost wages and missed pay raises, which accumulate with time away from work to parent, drastically impact long-term financial security, retirement savings and even social security.

IN SEARCH OF A SOLUTION

WITH AN UNDERSTANDING OF HOW SIGNIFICANT THE PROBLEM THAT ENDED MY CAREER TRULY IS, I BEGAN DELVING INTO THE MARKET, THEIR VALUES AND CURRENTLY AVAILABLE SOLUTIONS TO THIS PROBLEM.

WHAT DO OUR PARENTS VALUE AND EXPECT?

- THE SAFETY, SECURITY, COMFORT AND CARE OF THEIR CHILDREN
- CONSISTENT CAREGIVERS/DRIVERS THEIR CHILD KNOWS AND TRUSTS
- RELIABILITY, TIMELINESS, PREDICTABILITY OF SERVICE, SO THEY CAN FOCUS ON THEIR OWN SCHEDULE AND WORK, AND NOT ABOUT THEIR CHILD'S SCHEDULE.
- PROMPT RESPONSES, COMMUNICATION, FEEDBACK AND UPDATES
- TECHNOLOGICAL EASE OF USE AND RELIABILITY

WHAT ALTERNATIVE SOLUTIONS ARE AVAILABLE TO THEM?

OUR INDIRECT COMPETITION

SCHOOL BUSES

FIVE DECADES AGO, ALMOST 90% OF STUDENTS WALKED OR TOOK A BUS TO SCHOOL. NOW, BUSES AREN'T AVAILABLE FOR MANY STUDENTS. ACTIVE ROUTES CAN KEEP STUDENTS ON BOARD FOR HOURS. MOST BUSES ARE OUTDATED AND PLAGUED BY A COVID-RELATED DRIVER SHORTAGE.

NANNIES

MOST NANNIES INSIST ON A 4-HOUR JOB MINIMUM, FORCING PARENTS TO OFTEN PAY FOR TIME THEY DON'T NEED. FOR ALL BUT THE RICHEST FAMILIES, A NANNY IS UNREALISTIC. WITH SCHOOL-AGE CHILDREN, MOST PARENTS ONLY WANT AND NEED A DRIVER.

UBER/LYFT

SOME PARENTS OF CHILDREN UNDER 18 PUT THEIR KIDS INTO UBERS OR LYFTS, AGAINST THE COMPANIES' RULES REGARDING NOT TRANSPORTING MINORS. MOST PARENTS FEEL THE OPTION IS UNSAFE DUE TO LACK OF OVERSIGHT AND DRIVER VETTING.

SCHOOL-PARTNERED ALTERNATIVE TRANSPORTATION, SUCH AS ZUM AND HOPSKIPDRIVE

ZUM AND HOPSKIPDRIVE WORK DIRECTLY WITH SCHOOLS AND FOSTER CARE AGENCIES TO TRANSPORT SCHOOL-AGE CHILDREN. THEY RARELY WORK WITH PRIVATE FAMILIES AND LARGELY SERVE A MARKET DIFFERENT THAN OURS.

A year after first experiencing a need for help with children's transportation, I had come to deeply understand the problem, market, their values and why available solutions weren't working. With a possible solution in mind, I decided to take a huge risk (more on this another time) to test what, I believed, would be a game changer for working parents, especially working moms.

LIMITED NJ BETA TEST 2019-2020

Launching in beta carried high potential risks, so this period was heavily controlled, contained to two NJ counties, and driver count/ride capacity were intentionally limited to preserve safety. The goal was to test the viability of a solution, not to prove demand. While we did not advertise this period, a waitlist arose via word-of-mouth during it, and the growth of that waitlist better reflects demand and potential growth.

Now, as an insured, licensed TNC, drivers/ride capacity are not limited and we actively advertise to grow our client list.



480
360


240
120
0
Week 1
Week 4
Week 7
Week 12
Week 15
Rides/Week
Waitlisted Clients

WE TRACKED CLIENT BEHAVIOR TO DETERMINE OUR SOLUTION'S SUCCESS

96%

CLIENT RETURN RATE YEAR-OVER-YEAR

BASED ON BETA CLIENTS AND WAITLIST OVER TWO ACADEMIC SCHOOL YEARS

87%

OF NEW CLIENTS SCHEDULE REGULAR, REPEAT RIDES AFTER THEIR FIRST RIDE

INDEPENDENTLY POSTED QUOTES FROM BETA CLIENTS OFFERED IMPORTANT FEEDBACK

Kidcaboo bridges a crucial gap in the market by bringing this 'Uber type' model for working families that need flexibility with pickups and drop offs. My wife and I were able to remain at work until we felt ready to leave, without having to rush out mid-project to reach school before the doors closed. We now use the service twice per day.

Mayur

Once I started using Kidcaboo, I was on time for work each day, could focus fully, without worrying about my kids' schedules. I even received a promotion I'd been hoping for, but thought was unattainable because of my childcare responsibilities. Thanks, Kidcaboo.

Liz

As full-time working parents, we had no way of getting my kids to any after school enrichment other than after care. Kidcaboo makes it possible. I always know my son is taken care of and on time. I can't recommend Kidcaboo enough. A much needed and welcome business.

Charlene

HAVING PROVEN THE EFFICACY OF OUR SOLUTION, OPERATIONS & SCALABILITY IN A BETA TEST, WE SECURED SEED FUNDING TO GROW OUR TEAM, TECH, AND EXPAND AND LAUNCH KIDCABOO.

KIDCABOO TODAY

A fam-tech company, Kidcaboo's children's rideshare relies on safety-enhancing and operational technology to facilitate rides between heavily vetted, experienced Driving Nannies and the children of busy, working parents.

OUR TEAM

www.kidcaboo.com/our-team

OUR PARENT AND DRIVING NANNY APPS ENABLE KIDCABOO'S OPERATIONS



- Available on the App Store and Google Play
- The Driving Nanny App Allows Our Drivers to Select Rides that Fit Their Schedules, Offers Directions to Rides and Provides Rider Info
- Our Parent App Allows Parents to Easily Schedule, Edit, Receive Notifications About and Pay for Rides. Our "Track A Ride" Features Allows for Live GPS Tracking.

OPERATIONAL FLOW


DRIVING NANNIES
APPLY USING DRIVING NANNY APP
EXTENSIVE INTERVIEW BACKGROUND CHECK AND VEHICLE INSPECTION
APPROVED NANNIES ARE TRAINED AND CAMERAS INSTALLED
PARENTS
CREATE AN ACCOUNT IN THE KIDCABOO PARENT APP
SCHEDULE A RIDE FOR A CHILD AND PAY EASILY IN THE APP
RIDES

SAFETY-ENHANCING TECHNOLOGY

TO MAKE KIDCABOO THE SOLUTION OF CHOICE, OUR RIDES NEED TO MAKE KIDS AND PARENTS FEEL SAFE

- **DUAL-FACING DASH CAMS** ALLOW OUR SAFETY MONITORS TO SEE & ENSURE SAFETY OF EACH RIDE.
- **GPS TRACKING** IN THE PARENT APP ALLOWS PARENTS TO FOLLOW THEIR CHILD'S RIDE. A SECONDARY GPS TRACKING SYSTEM IS IN CASE SHOULD AN EXTREME EVENT IMPACT ONE GPS SYSTEM.
- **TRAINED SAFETY MONITORS** TRACK AND VIEW (INSIDE THE VEHICLE) EACH RIDE.
- **DRIVER PERFORMANCE TRACKING** VIA ZENDRIVE IN OUR DRIVING NANNY APP ALLOWS US TO KEEP ONLY THE SAFEST DRIVERS.
- **RIDE TRANSPARENCY** AND TRACKING ON MULTIPLE LEVELS, USING MULTIPLE SYSTEMS.
- **ONE-TOUCH EMERGENCY BUTTONS**, IN OUR DRIVING NANNY APP AND RIDE/SAFETY MONITORING SYSTEM, INITIATE EMERGENCY PROTOCOL INSTANTLY IF EVER NEEDED.

Kidcaboo's Driving Nannies



DANIELLE

Danielle has a BA & MA in Elementary Education. She is CPR & First Aid Certified. She was a princess at Disney World, after being accepted into the competitive Disney World College Program.



CORINNE

Corinne has over six years of childcare experience, serving as a pre-K teacher at a private school. She is completing her Associate's Degree in Early Childhood Education. Corinne's hilarious nature makes her a client favorite. She is a mom to an incredible eight-year-old son.

REVENUE

Kidcaboo takes a percentage of the cost of each ride.

Our ride price includes mileage, time, state tax, a credit card fee and ride mgmt. fee.

To hit our five year goal for exit, Kidcaboo will build to an attainable, established number of drives/day in each of 40 US metro areas within five years.


CURRENT & UPCOMING MARKETS
CURRENT: TEXAS
KIDCABOO LAUNCHED MID-JANUARY IN DALLAS, HOUSTON, AUSTIN & SAN ANTONIO WITH OVER 60 DRIVING NANNIES. MEDIA ATTENTION FOLLOWED QUICKLY. APP DOWNLOADS, RIDE SIGN-UPS AND TRACTION ARE STRONG AND INCREASING DAILY.
IN PROCESS: NEW JERSEY
KIDCABOO IS IN THE FINAL PHASE OF TNC LICENSE APPROVAL, HAVING ATTAINED THE ATTORNEY GENERAL'S SIGN OFF. WE ARE POISED TO BE THE STATE'S THIRD RIDESHARE, AND THE FIRST KIDS' RIDESHARE EVER IN THE STATE. OUR NJ WAITLIST STANDS AROUND 800.
COMING SOON: ARIZONA
OUR TNC LICENSE APPLICATION HAS BEEN PROCESSED AND WE ANTICIPATE LAUNCHING IN THE PHOENIX AREA WITHIN THE NEXT TWO MONTHS. MARKETING EFFORTS JUST BEGAN.
COMING SOON: NORTH CAROLINA
OUR TNC LICENSE APPLICATION HAS BEEN RECEIVED AND MARKETING EFFORTS HAVE BEGUN IN THE RESEARCH TRIANGLE AREA. WE ANTICIPATE A LAUNCH BY SPRING.
COMING SOON: GEORGIA
AFTER OUR EMPLOYER REGISTRATION IS PROCESSED, WE'LL BEGIN THE STATE'S QUICK TNC LICENSING PROCESS AND ANTICIPATE A LAUNCH IN ATLANTA THIS SUMMER.
NEXT UP: TN, FL, NY, VA, MD, MA, PA

The impact of COVID on working moms has not been fully realized, but is said to have set working moms back a decade. Helping moms return to work, grow in their careers and reduce workplace inequality over time, is more vital than ever. Kidcaboo is expanding quickly nationwide and is well positioned to help.

Kidcaboo Holdings, Inc. wholly owns and operates Kidcaboo, LLC.